Exhibit 77M to NSAR dated June 30, 1997

Bascom Hill BALANCED Fund, Inc.

(a)  Matters regarding the merger of:

Bascom Hill BALANCED Fund, Inc., 811-4825 into Mosaic Balanced Fund, a series of Mosaic Equity Trust,
811-3615

(b)  On April 1, 1997, the Directors of  Bascom Hill
BALANCED Fund, Inc., 1940 Act Registrant File Number 811-4825 (the "Bascom Hill fund"), approved the execution of an Agreement and Plan of Merger with Mosaic Equity Trust (then known as GIT Equity Trust) whereby Mosaic Balanced Fund (then known as
GIT Equity Income Portfolio) would assume all of the outstanding assets and liabilities of the Bascom Hill fund. The Trustees of Mosaic
Equity Trust and the Bascom Hill fund Directors resolved that the merger be approved, that such merger was in the best interests of shareholders of the acquiring and selling funds and that no shareholder's interests would be diluted as a result of the merger.

On or about May 1, 1997, Prospectus/Proxy Statement (Form N-14) was delivered to each Bascom Hill fund shareholder so that the merger could be voted and approved by shareholders in accordance with Wisconsin law. On May 28, 1997, the Annual Meetings of Shareholders of Bascom Hill BALANCED Fund, Inc. was held at 4:00 p.m. in Madison, Wisconsin. The shareholders approved the merger of their fund with Mosaic Equity Trust Balanced Fund in accordance with the applicable Prospectus/Proxy Statement dated May 1, 1997.

The merger was accomplished on June 13, 1997. The Balanced Fund series of Mosaic Equity Trust is the legal survivor of the merger.

For accounting purposes, in light of the relatively greater size of the Bascom Hill fund and a number of other factors set forth in detail in the Prospectus and Proxy Statement dated May 1, 1997 filed by Mosaic Equity Trust, the Bascom Hill fund was the accounting survivor of the merger.

In light of the merger which was completed on June 13, 1997, Bascom Hill BALANCED Fund, Inc., has ceased to be an investment company and will file Form N-8F within a reasonable time.